UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Strayer Education, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

863236105

(CUSIP Number)

MidOcean Partners, LP
320 Park Avenue, 17th Floor
New York, NY  10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
George P. Stamas
Kirkland & Ellis LLP
655 15th Street, NW
Washington, DC 20005
(202) 879-5000

March 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863236105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ultramar Capital, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Edward Virtue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Associates, SPC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Existing Fund GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Capital Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Amendment No. 10 amends the Schedule 13D filed on March 26, 2001 (“Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2001 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on October 9, 2002 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on November 15, 2002 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on November 21, 2002 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on February 25, 2003 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed on March 4, 2003 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D on January 14, 2004 (“Amendment No. 7”),  Amendment No. 8 to Schedule 13D on February February 3, 2004 (“Amendment No. 8”), and as further amended by Amendment No. 9 to Schedule 13D on March 10, 2004 (“Amendment No. 9”).

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
The disclosure in Item 4(a) is hereby amended and supplemented by adding the following:

“On March 15, 2004, pursuant to the 2004 Underwriting Agreement, the 2004 Underwriters purchased 1,091,879 shares of Common Stock beneficially owned by MidOcean (including 233,000 shares of Common Stock acquired from the exercise of its Option and 91,879 shares of Common Stock subject to the 2004 Over-allotment Option) and purchased 1,855,139 shares of Common Stock beneficially owned by New Mountain (including full exercise of the 2004 Underwriters’ Over-allotment Option) at the 2004 Offering Price, less the 2004 Underwriting Discount.”

Item 5.	Interest in Securities of the Issuer
The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:
“As of the date of this Amendment No. 10, the Reporting Persons cease to be a beneficial owner of more than five percent of the class of securities in the Company.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues
The disclosure in the last paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

“On March 15, 2004, MidOcean, New Mountain and the Trust entered into a letter agreement (the “Termination Agreement”) that terminated, as of the date thereof, the Shareholders’ Agreement, as amended by the Amendment and Joinder to the Shareholders’ Agreement, pursuant to Section 5.16 of the Shareholders’ Agreement.

Other than the Shareholders’ Agreement, the Letter Agreement, the Purchase Agreement, the Support and Option Agreement, the Articles Supplementary, the Amendment and Joinder to the Shareholders’ Agreement, the Amendment to the Registration Rights Agreement, the February 2004 Letter Agreement, the 2004 Underwriting Agreement, the March 2004 Letter Agreement, the Termination Agreement and the related documents and the transactions contemplated thereby and other understandings, as described in this item, Item 1, Item 4 and Item 5 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein.”

Item 7.	Material to be Filed as Exhibits
The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:
Exhibit 99.9: Termination Agreement, dated March 15, 2004, among New Mountain Partners, L.P., New Mountain Strayer Trust and MidOcean Capital Investors, L.P.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2004

ULTRAMAR CAPITAL, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC,
on behalf of MidOcean Partners Segregated Portfolio

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN PARTNERS, LP

By:	MidOcean Associates, SPC,
on behalf of MidOcean Partners Segregated
Portfolio, as general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title	Chief Executive Officer

EXISTING FUND GP, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL INVESTORS, L.P.

By:	MidOcean Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: March 15, 2004

ULTRAMAR CAPITAL, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC,
on behalf of MidOcean Partners Segregated Portfolio

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN PARTNERS, LP

By:	MidOcean Associates, SPC,
on behalf of MidOcean Partners Segregated
Portfolio, as general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

EXISTING FUND GP, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL INVESTORS, L.P.

By:	MidOcean Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer